SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

BOISE INC.

(Name of Subject Company)

Double Black Diamond Offshore Ltd.

Black Diamond Offshore Ltd.

Black Diamond Thematic Offshore Ltd.

Black Diamond Arbitrage Offshore Ltd.

Carlson Capital, L.P.

Asgard Investment Corp. II

Asgard Investment Corp.

Clint D. Carlson

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09746Y105

(CUSIP Number of Class of Securities)

Steven J. Pully

Carlson Capital, L.P.

2100 McKinney Avenue

Dallas, TX 75201

(214) 932-9600

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David E. Rosewater

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

[X]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications disclosed in the Schedule 13D filed by Double Black Diamond Offshore Ltd., Black Diamond Offshore Ltd., Black Diamond Thematic Offshore Ltd., Black Diamond Arbitrage Offshore Ltd., Carlson Capital, L.P., Asgard Investment Corp. II, Asgard Investment Corp. and Clint D. Carlson with the Securities and Exchange Commission on September 23, 2013 (the "Schedule 13D"), with regard to Boise Inc. ("Boise"). The following communications relate to the proposed acquisition of Boise by Packaging Corporation of America ("PCA") and Bee Acquisition Corp., a wholly-owned subsidiary of PCA, pursuant to the terms of an Agreement and Plan of Merger, dated as of September 16, 2013.

(i) Excerpt from Item 4 of the Schedule 13D.

The Reporting Persons originally acquired the Common Stock reported herein for investment in the ordinary course of business because they believed that such shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity.

On September 16, 2013, the Issuer and Packaging Corporation of America ("PCA") entered into a definitive agreement, pursuant to which an affiliate of PCA will commence a tender offer to acquire all of the outstanding Common Stock of the Issuer at a price of $12.55 per share (the "Offer").

On September 23, 2013, the Reporting Persons sent a letter (the "Letter") to the board of directors of the Issuer (the "Board") expressing their belief that the value of the Issuer is between $14.00 and $17.00 per share and, therefore, the current valuation of $12.55 per share that stockholders of the Issuer would realize pursuant to the Offer does not reflect the fair underlying value of the Issuer. The Letter stated the Reporting Persons' belief that a business separation of the Issuer's Paper and Packaging segments would better enable the Issuer to participate in industry consolidation in a way that will benefit stockholders and is superior to the Offer. The Letter also expressed the Reporting Persons' view that, in addition to failing to capture the value that could be unlocked by a business separation, the Offer also does not reflect the improving operational outlooks for both the Issuer's Packaging and Paper segments. For these reasons, among others, the Reporting Persons do not currently intend to tender their shares of Common Stock pursuant to the Offer at the $12.55 per share proposed offer price.

The Letter also reiterated the Reporting Persons' belief that the Issuer's assets have been misunderstood and undervalued by the market, and attached as exhibits to the Letter two letters sent to the president and chief executive officer of the Issuer, dated July 19, 2013 and September 6, 2013, respectively, expressing such view. Such letters also included suggestions by the Reporting Persons for increasing the value of the Issuer, including separating the Issuer's Paper and Packaging segments. The foregoing summary is qualified by reference to the full text of the Letter, attached as Exhibit 1 hereto and incorporated herein by reference.

In addition, the Reporting Persons and their representatives have, from time to time, engaged in discussions and correspondence with management and the Board regarding, among other things, the Issuer’s business, management and strategic alternatives and direction.  The Reporting Persons intend to continue to discuss such matters with the Issuer's management and the Board as well as other stockholders of the Issuer and third parties and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the shares of Common Stock reported herein.  Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, determining whether to tender their shares of Common Stock in the Offer, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock, voting for or against and expressing support for or against any proposals of the Board of the Issuer or other shareholders of the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

 (ii) Letter to the board of directors of Boise, dated September 23, 2013.

September 23, 2013

Board of Directors of Boise Inc.
Carl A. Albert, Chairman
Jonathan W. Berger
Jack Goldman
Heinrich R. Lenz
Alexander Toeldte
Jason G. Weiss
1111 West Jefferson Street, Suite 200
Boise, Idaho 83702-5388

Gentlemen:

Carlson Capital, L.P. (“Carlson Capital”) is the beneficial owner of 6.7 million shares of Boise Inc. (“Boise” or the “Company”), representing approximately 6.6% of Boise’s outstanding shares. As such, we are one of the largest shareholders of the Company.

For the reasons outlined in this letter, we do not currently plan to tender our shares at the proposed tender offer price of $12.55 per share that is being offered by Packaging Corporation of America (“PCA”).

Carlson Capital’s view on strategic alternatives available to Boise

As you know, we have expressed in prior letters, dated July 19 and September 6 and attached hereto as Exhibits A and B, respectively, our view that Boise’s high-caliber assets and considerable business potential have been misunderstood and undervalued by the market. In these letters we presented various solutions to unlock this value, including a “business separation” via the spin-off of the Paper segment (“Boise Paper”).

We believe that a business separation would better enable Boise to participate in industry consolidation in a way that benefits current stockholders and is also superior to the transaction being proposed by PCA. Our view has always been that Boise’s ownership of both Paper and Packaging assets is suboptimal and has severely limited the value it could create through consolidation. The market would likely punish Boise’s share price for acquiring even attractive assets in the Paper segment, and the Company’s paper exposure has likely limited the willingness of a pure-play packaging company to offer full value for Boise’s Packaging segment (“Boise Packaging”), which we view as the case with PCA’s proposal.

From our vantage, executing a business separation substantially enhances the value that could be achieved in a strategic sale of Boise Packaging relative to the proposed total company sale to PCA today. Unshackled from the secularly challenged Paper segment, Boise Packaging would appeal to a larger universe of potential strategic buyers. For instance, we believe that a stand-alone Boise Packaging may appeal to industry consolidator KapStone Paper and Packaging Corporation (“KapStone”). While KapStone just recently closed on the $1 billion acquisition of Longview Fibre Paper and Packaging, Inc.

(“Longview Fibre”), we believe that DeRidder would represent a highly strategic location for a fifth paper mill and Boise Packaging’s West Coast converting plants could create synergies with KapStone’s recently acquired Longview Fibre mill—especially as an outlet if KapStone chooses to expand the mill’s production capacity. There may also be strategic interest from any of the European players that are currently seeking entrée to the North American market: a near fully integrated virgin containerboard mill system is far more attractive than a ‘greenfield’ recycled plant that could take two years to build.

Finally, as we detail at length in our prior letters, we expect that an independent Boise Paper will be positioned as an excellent target or platform for consolidation. Over time, Boise has eschewed acquisitions of specialty paper assets given its focus on growing the mix of Boise Packaging; however, a stand-alone Boise Paper would be free to pursue a disciplined acquisition strategy to gradually reposition the business for future growth.

Aside from enhancing the range and value of available strategic alternatives, a business separation would immediately unlock significant shareholder value as the market revalued Boise Packaging in-line with its publicly-traded peers, validating its great potential as one of the last remaining independent virgin containerboard mill systems in North America—a truly scarce and irreplaceable asset.

Carlson Capital’s view on the value of Boise

We believe that Boise is worth $14.00 to $17.00 per share. As set forth in the attached Valuation Exhibit, we believe that a spin-off of Boise Paper would achieve a stand-alone Boise valuation of at least $14.00 per share, which is before factoring in a control premium or our share of the synergies associated with a strategic sale of Boise Packaging. A subsequent sale of Boise Packaging could generate additional value, which we estimate at up to $17.00 per share, including Boise shareholders’ share of expected synergies.

Our valuation range considers important factors that we believe have been overlooked in the PCA transaction, including the announced DeRidder machine conversion, margin improvement potential in Boise’s converting system, and recent developments in the uncoated free sheet market. On this last point, the announcement two weeks ago that International Paper Company (“IP”) will permanently close its Courtland, Alabama uncoated free sheet mill will likely have an important impact on the industry. IP’s Courtland mill represents roughly 8% of U.S. uncoated free sheet capacity and will meaningfully improve industry structure over the medium-term.

We suspect that this positive industry development caught PCA off-guard (as it did the rest of the market) and that they understandably rushed to consummate a deal before resulting favorable price trends overshadowed a takeover premium that may have looked more reasonable at earlier stages of the negotiation. 1 The folly of rushing to sign a deal is even more apparent now, as the very day following signing Domtar announced a $60 per ton uncoated free sheet price initiative. Following over two years of depressed pricing, a more balanced market could drive a cyclical rebound in paper markets. Given the

 1 See, for example, the 15% increase in shares of Domtar and 10% increase in shares of Boise in the days following IP’s announcement.

Board of Directors of Boise Inc. Page 1

short time period between IP’s announcement and the signing of the PCA transaction, we question whether the Board adequately reconsidered the potential spin-off of Boise Paper.

Conclusion

As shareholders who have waited patiently as Boise improved the quality and positioning of its assets, yet suffered with a company continually misunderstood and underappreciated by the market, we will only get to sell control once. Therefore, it is imperative that we realize full value for Boise’s assets as well as our fair share of the potential strategic and synergy value that the business offers to a strategic acquirer.

PCA’s proposed $12.55 per share tender offer price is considerably below the $14.00 per share valuation that stand-alone Boise could create via a spin-off of its Paper segment as well as the $17.00 per share valuation available in a subsequent strategic sale of Boise Packaging. Boise shareholders seeking to validate our conclusion need look no further than the reaction in PCA’s share price last week: on the day of announcement, PCA’s equity value increased by nearly $600 million, an amount that is more than two times the dollar value of the takeover premium that will be paid by PCA to Boise’s shareholders.

For all the reasons cited above, we do not currently plan to tender our shares at PCA’s proposed tender offer price of $12.55 per share and we implore the Board to take whatever action it can to exercise its fiduciary duties and enhance the transaction from the vantage point of shareholders.

Very truly yours,

/s/ Joshua G. Wool

Joshua G. Wool

Exhibit to letter from Carlson Capital, L.P.

Boise Inc. Valuation

Carlson Capital believes that a spin-off of Boise Paper would achieve a stand-alone Boise valuation of $14.00 per share; a subsequent strategic sale of Boise Packaging could generate up to $17.00 per share.

Key assumptions

•	Segment valuations reflect allocation of Boise’s approximate $26 million of LTM corporate overhead. Additionally, Boise Paper valuation reflects incremental corporate overhead and public company costs associated with a spin-off.
•	Projected DeRidder conversion capital spending of $115 million is treated as net debt.
•	Boise Paper: We believe that Boise Paper would be valued by the market at $665 million, based on a discount to the current trading multiple of Domtar Corporation (“Domtar”), a pure-play uncoated free sheet player (with greater scale and superior margins). We assume Boise Paper would generate stand-alone LTM EBITDA, including allocated corporate overhead and an estimated $10 million of incremental public company costs, of roughly $156 million, and we capitalize this at 4.0-4.5x, a discount to Domtar’s 5.0x multiple. 2 We utilize LTM rather than forward earnings because some (but not all) research analysts have already updated their estimates following IP’s Courtland mill closure announcement.
•	Boise Packaging: To value Boise Packaging, we apply a containerboard peer multiple range of 6.5-7.5x to estimated 2014 stand-alone EBITDA, adjusted to reflect a full 12

2 Domtar’s LTM multiple is pro forma for the $277 million acquisition of Associated Hygienic Products LLC, which closed on July 1, 2013.

Exhibit to letter from Carlson Capital, L.P.

 months of incremental DeRidder earnings. 3 Using LTM figures, as PCA cites, fails to properly account for the DeRidder conversion and, to a lesser extent, the impact of temporary competitive pressures in Boise’s California and Texas converting systems which have depressed trailing margins relative to peers. 4 We estimate that Boise Packaging would command a valuation of approximately $1.6 billion, based on estimated 2014 stand-alone EBITDA of roughly $227 million capitalized at the 7.0x mid-point peer multiple.

•	Synergies: To reflect additional value from a strategic sale of Boise Packaging, we utilize PCA’s $105 million estimate of run-rate annual synergies and capitalize Boise’s assumed 40-50% share at a 6.0x multiple. The discounted multiple reflects uncertainty, costs to achieve and the time value of money.

3 Containerboard peer group includes: Greif Inc.; KapStone Paper and Packaging Corporation (pro forma for Longview Fibre Paper and Packaging, Inc. acquisition); PCA (equity value based on last stock price prior to Boise acquisition announcement), Rock-Tenn Company, and International Paper Company.

4 See slide eight of the acquisition presentation titled “Purchase Price Overview” Filed in PCA’s Form SC TO-C on September 16, 2013.

Exhibit A

July 19, 2013

Mr. Alexander Toeldte
President & Chief Executive Officer
Boise Inc.
1111 West Jefferson Street, Suite 200
Boise, Idaho 83702-5388

Dear Mr. Toeldte:

Carlson Capital, L.P. (“Carlson Capital”) is the beneficial owner of 3.3 million shares of Boise Inc. (“Boise” or the “Company”), representing approximately 3% of Boise’s outstanding shares. Carlson Capital is an institutional asset management firm with approximately $7 billion under management based in Dallas, Texas.

The purpose of this letter is to assist management and the board in catalyzing change at Boise that we believe will position Boise to unlock tremendous long-term value that the market has overlooked throughout the Company’s history as a public company. We believe that Boise possesses world-class assets in both its Paper and Packaging segments, which is a sentiment with which we know you wholeheartedly agree. We credit management, the board and Boise’s dedicated associates for managing and maintaining this collection of exceptional assets. Indeed, Boise’s board has been thoughtful and disciplined about capital allocation in the past.

However, we believe that the time for a more transformational change at Boise is well past due. Specifically, we urge the Company to move expeditiously to separate its Paper and Packaging segments, either through a sale or, more likely, a spin-off of the Paper segment. Boise’s suboptimal ownership structure has obscured the true value of the Company’s assets for years and, more recently, relegated Boise to being a relatively static observer of the sweeping consolidation reshaping the North American containerboard sector. The significant strategic benefits associated with a business separation, as well as Boise’s depressed valuation, demand a bold and proactive response rather than a continuation of the status quo.

In short, we firmly believe that the pursuit of a business separation is unquestionably the right course of action to unlock and enhance the long-term value of Boise for each of the following reasons (which are detailed at length in the remainder of this letter):

  More efficient capital allocation
  Enhanced ability to participate in consolidation—in both packaging and paper markets, as a buyer and as a seller
  Improved managerial focus and more targeted incentives
  Significant shareholder value unlocked as Boise valuation moves in line with peers
  Ideal timing given favorable industry fundamentals and capital markets conditions

Exhibit A

More efficient capital allocation

Analysts have suggested to us that management views the Paper segment as a stable source of funding for its Packaging segment growth initiatives and believes that this is a sensible reason to maintain the current ownership structure.

We fail to see the financial or industrial logic in this premise. A spin-off could be capitalized to provide adequate debt capacity to enable the Packaging segment to continue its growth objectives, including the announced DeRidder machine conversion, box plant investments, as well as acquisitions. The strong free cash flow conversion characteristics of the Paper segment would support enough debt to structure a transaction that actually deleverages the remaining Packaging segment. This strikes us as a much more efficient funding model, as opposed to suffering the deleterious strategic and valuation effects (discussed at length below) associated with maintaining a holding company structure in which one segment subsidizes the other.

Another possible objection to a business separation that has been suggested to us is the resulting smaller equity capitalization of the two resulting independent public companies. We note that Boise already faces similar issues as a small-cap stock created through a SPAC, and, as such, a business separation would not meaningfully increase Boise’s burden. Further, although the likely reduction in liquidity may have some detrimental effect on valuation, it would pale in comparison to the benefits of a separation.

Enhanced ability to participate in consolidation—in both packaging and paper markets, as a buyer and as a seller

Our chief strategic concern with maintaining the status quo is that we believe the existing ownership structure has hampered Boise’s participation in industry consolidation. Boise’s last acquisition closed in late 2011 even though numerous packaging assets have been available during the past two years. Meanwhile, shareholders of buyers and sellers alike have been rewarded through consolidation.

KapStone Paper and Packaging Corporation (“KapStone”) is an excellent example of the benefits accruing to consolidators in North American packaging markets. Since KapStone’s announced purchase of Longview Fibre Paper & Packaging (“Longview Fibre”) on June 10, 2013, KapStone’s shares are up nearly 47%. Given the importance to Boise of increasing its packaging mix, coupled with the strongly favorable market reaction to KapStone’s purchase of Longview Fibre—which we think could have been anticipated—this begs the question of why Boise didn’t purchase this asset, particularly given that press reports indicate that Longview Fibre shopped itself in 2011 (including, presumably, to Boise).

Since February 25, 2008 (the first day Boise began trading on the NYSE), KapStone’s total return, including reinvestment of dividends, exceeds 650% as opposed to Boise’s total return of around 45%. Nor is KapStone alone in outperforming Boise over the Company’s entire NYSE trading history. Shares of International Paper Company and Rock-Tenn Company, as well as their acquisition targets Temple-Inland Inc. and Smurfit-Stone Container Corporation, have all outperformed Boise by a wide margin (an average total return of approximately 140% versus Boise’s 45%).

Exhibit A

We do not believe that Boise’s exposure to uncoated freesheet fully explains its underperformance relative to the five peers mentioned above. Instead, we believe that the key to these firms’ outperformance lies in the fact that all of these firms have participated in industry consolidation, as buyer or seller, to a much greater degree than Boise.

In recent years, Boise has declined to purchase numerous available containerboard assets in addition to Longview Fibre, which implies that the board and management are more disciplined and/or cautious than competitors when it comes to expansion. 5 If this is the case, then the board should seriously consider whether now is the right time to monetize its own Packaging segment.

Unfortunately, Boise’s Paper segment makes it very difficult for the Company to participate in consolidation as a seller because, although we believe that numerous potential buyers for Boise’s Packaging segment exist, many of these firms would be unlikely to consider any acquisition that included the secularly challenged Paper segment. Separating the Company’s Paper segment would thus provide flexibility to participate in consolidation as a buyer or a seller.

By the same token, a separation of the Paper segment would provide flexibility to be a consolidator in the specialty paper market. We expect that the board and management have created a high hurdle for any potential paper acquisitions given the likely negative market reaction to a deal that reduces Boise’s packaging mix. As an independent entity, Boise’s Paper segment would be free to explore acquisitions that would create economic value but would likely be poorly received at present due to the current ownership structure.

For instance, the spin-off of the Paper segment could be structured as a tax-free Reverse Morris Trust (“RMT”) with another industry player to create valuable synergies. Or the Company could complete a RMT with a private equity firm (a so-called “sponsored spin”) which would provide cash to enable the Company to be a consolidator of other paper assets, including more specialty grades. We note that private equity firm KPS Capital Partners recently created a new vehicle to roll-up specialty paper assets via separate acquisitions from Wausau Paper Corp. and Packaging Dynamics Corporation, evidencing interest in such paper assets from long-term private investors.

Improved managerial focus and more targeted incentives

Separating the Paper and Packaging segments may also improve Boise operationally, helping the Company close the performance gap with peers in both paper and packaging markets.

Margins in both segments have lagged those of peers for years, even when accounting for distinctive characteristics, such as the newsprint sales recorded in Boise’s packaging segment results. For

 5 Aside from Longview Fibre, other acquisition candidates have included: Orange County Container Group LLC (acquired by Smurfit Kappa Group plc in 2012); three Temple-Inland mills divested by International Paper as part of a DOJ consent decree (bought by consortia in 2012); and U.S. Corrugated, Inc. (acquired by KapStone in 2011).

Exhibit A

instance, in the first quarter of 2013, Packaging segment margins actually compressed year-over-year (excluding maintenance downtime) despite the benefit of a $50 per ton price hike achieved in Fall 2012.

The recent underperformance in the Packaging segment is particularly troubling because the causes cited by management—competitive dynamics in West Coast and Texas box plant systems—have not been detected at other integrated peers. While we understand that the Company is taking action to address profitability, such as machine closures at International Falls, we believe that a significant part of the underperformance may be attributed to the division of management attention which results from keeping the Paper and Packaging segments together.

A separation of Boise’s segments would enable greater management focus and the use of more targeted incentive structures, especially considering the differing growth characteristics of the Paper and Packaging segments. Enhanced managerial focus and incentives have historically been a primary impetus for many successful spin-off transactions.

Significant shareholder value unlocked as Boise valuation moves in line with peers

In addition to the strategic merits discussed above, there are also compelling valuation considerations that favor an immediate separation of Boise’s Paper and Packaging segments.

Boise’s common ownership of disparate Paper and Packaging segments has created a chronic valuation discount because the two businesses have distinct growth and cash flow characteristics that appeal to different investor bases. Commodity paper markets are in slow decline, while corrugated packaging markets grow with GDP and have experienced a renaissance of late due to the recent wave of industry consolidation as well as the secular strength resulting from North America’s global fiber advantage.

Paper manufacturers trade at approximately 4x forward EBITDA while firms focused on less-commodity grades enjoy multiples closer to 6-7x forward EBITDA. For instance, Domtar Corporation (“Domtar”), who is exposed primarily to commodity paper and pulp markets, trades at 4.2x Wall Street’s consensus estimate of 2014 EBITDA compared to Boise’s other peers exposed to corrugated packaging and/or more specialty grades, who trade at an average 7.1x multiple.6 Even though Boise’s business mix provides it with far greater exposure to corrugated packaging, Boise has historically traded at valuation multiples closer to those of Domtar, rather than a blended peer multiple. Today, Boise trades at 4.9x Wall Street’s consensus estimate of 2014 EBITDA compared to Domtar’s 4.2x multiple.

Applying an appropriate segment-weighted average multiple to Boise implies roughly 35% upside to the current stock price. This valuation discount is even more profound when you consider that Wall Street’s consensus estimate of 2014 EBITDA only includes about 50% of the run-rate earnings uplift from the DeRidder machine conversion, while we capitalize the entire $110-120 million fixed cost

6 Peers include: P.H. Glatfelter Company, Greif, Inc., KapStone Paper and Packaging Corporation, International Paper Company, Packaging Corporation of America and Rock-Tenn Company. Domtar multiple is pro forma for the announced acquisition of Associated Hygienic Products LLC.

Exhibit A

investment as debt when computing Boise’s multiples. Moreover, analysts expect Boise’s corrugating profitability to lag peers given recent company-specific challenges which, we hope, are transitory. Assuming the DeRidder machineconversion is successful, and Wall Street’s 2015 EBITDA estimates are representative of Boise’s pro forma earnings power, the implied upside to Boise’s sum-of-the-parts valuation approaches 50%.

This large valuation discount is not a recent or temporary phenomenon—it has existed continuously since Boise lised its shares on the NYSE in 2008. Research analysts and other Boise shareholders with whom we have spoken share our conclusion that this valuation discount will likely persist given the public market’s dim view of assets exposed to commodity paper markets and the availability of numerous alternative pure-play corrugated packaging investments.

While we appreciate Boise’s efforts to improve its business mix by harvesting cash flow from the Paper segment for redeployment as growth capital in the Packaging segment, we firmly believe that nothing short of a separation of these two businesses will correct the problem. Specifically, we do not believe that the successful conversion of the DeRidder machine—and the attendant incremental improvement in Boise’s business mix—will earn Boise an appropriate valuation multiple.

An often cited definition of insanity is doing the same thing repeatedly but expecting a different result. Unfortunately, this cliché may be very apt in describing Boise’s slow mix shift to packaging. Boise has gradually increased the EBITDA contribution of its Packaging segment from 29% in 2007 to 46% in 2012, yet the Company’s severe valuation discount has persisted. Why should shareholders be convinced that, with 60% of EBITDA flowing from the Packaging segment, shareholders will be rewarded with any expansion of Boise’s valuation multiple, much less an expansion significant enough to fill the large, persistent valuation gap to Boise’s peers?

Ideal timing given favorable industry fundamentals and capital markets conditions

We do not believe that there is any particular synergy to keeping the Paper and Packaging businesses together, nor is there any structural impediment precluding a separation. With this in mind, we assume that Boise has carefully-considered reasons for having not already separated its Paper and Packaging segments.

In particular, we appreciate that the board may have perceived a dearth of interested trade buyers for the Paper segment (although, as we have noted, the opportunity to consolidate participants in the paper industry while leveraging the industry’s favorable cash flow characteristics has recently proven attractive to financial buyers). We also understand that a spin-off requires careful analysis of the market and resulting capitalization of the independent segments.

Nonetheless, the risk of inaction greatly exceeds the risk of pursuing a separation of the Company’s Paper and Packaging segments. While packaging industry dynamics are currently highly favorable, it is uncertain how long this will remain the case. Likewise, secular challenges in commodity paper markets may continue to accelerate. While we focus on long-term value, the present environment is undoubtedly one of the most favorable ever vis-à-vis investor sentiment towards North American

Exhibit A

containerboard. On the heels of two successful industry price initiatives, now would be the ideal time to debut Boise’s Packaging segment as a pure-play containerboard growth story.

Although it may often seem the easier course, there is considerable risk to doing nothing. Despite consolidation, the packaging sector is intrinsically cyclical. A separation of Boise’s segments has the greatest chance of a successful reception if completed before the current packaging market cycle peaks, not while or after it is peaking. Further, while uncoated freesheet fundamentals are not stellar, they are currently relatively stable. Finally, capital markets are also presently amenable to a business separation. However, while debt and equity capital are available on favorable terms today, this may not be the case a year from now; the recent spike in long-term interest rates and stock market volatility are salient reminders of this fact.

Conclusion

Members of Boise management have told us that the board and management regularly consider alternatives, including the separation of the Paper and Packaging segments. We are convinced, however, that the risk of continued inaction greatly exceeds the risk of pursuing a separation of the Paper and Packaging segments or another transformational transaction that unlocks the value of Boise’s assets. While discipline is undoubtedly a virtue, the risk of complacency also needs to be appropriately weighed by the board—mistakes of omission can be just as pernicious as mistakes of commission, especially during the current period of rapid industry change.

As asset managers ourselves, we find the best protection against complacency is to have a bias to look forward—a bias to act rather than sit still—because the market does not sit still around you. Importantly, we believe that a separation of the Paper segment could be accomplished concurrently with the DeRidder machine conversion. Further, even assuming that the market eventually recognizes the benefit of the DeRidder machine conversion, containerboard industry fundamentals may have already deteriorated and/or Boise may have entirely missed its chance to participate in industry consolidation, as either a buyer or a seller. The board needs to recognize the urgency to the same degree as its shareholders.

In short, the separation of Boise’s Paper and Packaging segments makes sense strategically, operationally and financially, and time is of the essence.

We believe that this letter presents a compelling case for Boise to immediately commence a separation of its Paper and Packaging segments. However, to ensure that Boise has considered all available options to maximize shareholder value, including a business separation or sale, we call on the board to retain financial advisors and commence a formal strategic alternatives process. As an alternative to a business separation, we believe that Boise in its entirety would be attractive to numerous private equity investors who foresee the potential to create value

Exhibit A

through the business separation we have discussed above, as well as industry consolidation and improved execution. The status quo of slowly shifting the Company’s business mix along with periodic returns of capital is unacceptable. We would welcome the opportunity to discuss our perspectives in greater detail with the board, and we remain committed to closely monitoring our investment in Boise and taking all necessary measures to ensure that our capital is assiduously stewarded.

Very truly yours,

/s/ Joshua G. Wool

Joshua G. Wool

cc: Carl A. Albert
Jonathan W. Berger
Jack Goldman
Heinrich R. Lenz
Jason G. Weiss

Exhibit B

September 6, 2013

Mr. Alexander Toeldte
President & Chief Executive Officer
Boise Inc.
1111 West Jefferson Street, Suite 200
Boise, Idaho 83702-5388

Dear Mr. Toeldte:

Nearly two months have passed since our July 19, 2013 letter to you. I am looking forward to my meeting with Sam next week and my meeting in Boise the following week, and we appreciate you and your team hosting me. In the spirit of ensuring these meetings are as productive as possible, we wanted to provide some additional thoughts to help guide the discussion. Carlson Capital, L.P. now beneficially owns 4.0 million shares of Boise Inc. (“Boise” or the “Company”), representing approximately 4% of Boise’s outstanding shares and making us one of the Company’s single largest shareholders.

Recent earnings and valuation trends

We were disappointed to see Boise again report earnings that missed Wall Street consensus estimates. This marks the third consecutive “negative surprise” at a time when Boise’s containerboard peers are posting record results. 7 Based upon analyst models, the source of the earnings miss appears to have been the Paper segment (“Boise Paper”) where uncoated freesheet pricing was weaker than anticipated.

It is becoming almost axiomatic that positive developments in Boise’s Packaging segment (“Boise Packaging”) are completely overshadowed by uncoated freesheet trends and sentiment. For instance, the market seems to have overlooked Boise’s strong box volumes and the margin improvement in California and Texas converting systems realized in the second quarter.

Unfortunately for shareholders, Paper also continues to overshadow Packaging with respect to Boise’s valuation. Boise’s severe valuation discount remains unchanged, with the Company trading at 4.4x Wall Street’s consensus estimate of 2015 EBITDA compared to containerboard peers at 6.4x (Boise valuation pro forma for $115 million of debt associated with DeRidder capital expenditures). We note that since our July 19 letter an index of containerboard stocks has actually outperformed the S&P 500 by over 2.5%. 8 These firms’ shares were bolstered by strong earnings and reports that the recent spring price

7 See, for instance, second quarter earnings attributed to the North American containerboard segments of International Paper Company (“International Paper”) and Rock-Tenn Company (“Rock-Tenn”).

8 An average of KapStone Paper and Packaging Corporation (“KapStone”), International Paper, Packaging Corporation of America, and Rock-Tenn. KapStone was the only name that trailed the S&P 500, albeit shares had appreciated nearly 50% in the weeks leading up to July 19.

Exhibit B

hike was easily passed through to corrugated customers. Instead of participating in these positive tailwinds, Boise shareholders spent another quarter with our fortunes tied to secular weakness in uncoated freesheet.

Given the discouragingly consistent market focus on Boise’s lagging Paper segment, is there any hope that the benefits of starting up the converted DeRidder machine next year will not be similarly overshadowed by the inexorable decline in uncoated freesheet demand? Does it serve Boise shareholders to continue the Sisyphean endeavor of growing packaging while continuing to trade like a pure uncoated freesheet player?

Upcoming senior notes refinancing opportunity

We are looking forward to the upcoming November 1 first call date of Boise’s 9% senior notes, due 2017 (the “9% senior notes”). Notwithstanding the recent uptick in interest rates, Boise has the opportunity to refinance and capitalize on historically low interest rates and credit spreads. The decision to call or wait seems obvious given the annual savings and positive net present value that Boise could realize by refinancing 9% coupon debt at either Boise’s current 2.3% cost of secured debt (current LIBOR plus 2%) or 5.4% cost of unsecured debt (the yield on Boise’s 8% senior notes, due 2020). 9

As you work with your advisors, we wanted to strongly emphasize the importance of preserving operational and financial flexibility in any refinancing of the 9% senior notes. We would be extremely disappointed if Boise pursues a refinancing subject to terms that would create additional costs or restrictions on the Company’s ability to pursue a business separation or sale, such as make-whole payments and covenants on new bonds. While the bond market offers the ability to lock in a favorable fixed rate, we believe that it would be preferable for Boise to refinance in the bank market, which would offer lower cost and far greater flexibility with respect to prepayment and covenants.

Consolidation and private equity interest in paper assets

Our prior letter cited a recent example of private equity interest in the paper sector—namely the KPS Capital Partners, LP (“KPS”) roll-up of specialty paper mills via newly-formed Expera Specialty Solutions, LLC (“Expera”). We think it is important to expand on this concept because KPS is not the only private equity investor actively pursuing consolidation and rationalization opportunities in North American paper markets. Another recent example is the June 10, 2013 acquisition of Twin Rivers Paper Company (“Twin Rivers”) by Atlas Holdings and Blue Wolf Capital Partners (“Blue Wolf”). These same investors purchased Finch, Pruyn & Co., Inc. in 2007 and operate the Glen Falls, New York paper mill under the name Finch Paper, LLC (“Finch Paper”).

Atlas Holdings, Blue Wolf, and KPS are seasoned investors in paper and forest products markets, in addition to other mature North American manufacturing sectors. These investors have deep industry expertise, including operating partners with decades of experience working at companies of all sizes.

9 We would note that the difference between the 4.50% call premium this year and the 2.25% call premium next year would be recouped in less than six months. A net present value calculation confirms it is optimal to refinance at first call, which is reflected in the trading price of the 9% senior notes.

Exhibit B

Additionally, these investors are disciplined capital allocators with long track records of creating value through consolidation and rationalization. Partnering with a private equity investor, such as one of those mentioned above, could be a way to address the issue of identifying a management team for an independent, stand-alone Boise Paper.

Such a partnership could allow Boise to unlock the potential value demonstrated by these recent deals by positioning an independent Boise Paper as a platform for further consolidation. Boise’s Paper segment generates robust cash flows which at present are reinvested in the Company’s Packaging segment. This capital allocation model illustrates the lack of attractive internal growth opportunities in the Paper segment; projects such as the 2007 conversion of an uncoated freesheet machine at Wallula to produce label and release papers have already been completed. While investing in the Packaging segment may offer the highest relative return within the Company, this strategy may ultimately disadvantage Boise’s Paper segment as the only growth in specialty paper mix will come as uncoated freesheet capacity is closed to chase declining demand. Boise could create more value by growing specialty paper exposure through acquisitions that leverage the Paper segment’s scale and funding advantages; the alternative is a shrinking business where fixed cost deleveraging erodes margins while competitors become stronger through consolidation.

The current holding company structure makes it difficult for Boise to grow its specialty paper mix through acquisition as investors would undoubtedly be disappointed with any non-packaging acquisition given the Company’s stated strategy to grow the Packaging segment mix and the market’s dim view of the Paper business generally. However, an independent public Boise Paper would be the ideal platform to complete specialty paper acquisitions. P.H. Glatfelter Company (“Glatfelter”) is an excellent example of a small-capitalization paper company that has gradually become more specialty-oriented through acquisitions. Indeed, Glatfelter’s earnings and market multiple have both expanded over time.

Moreover, a publicly-traded Boise Paper would offer an attractive path to liquidity for any of the private equity investments discussed above. Expera and Finch/Twin Rivers are both appropriately sized Reverse Morris Trust (“RMT”) partners for Boise Paper. Given the difficulty of identifying attractive exit opportunities for private equity investments in secularly-challenged markets, a public Boise Paper may be a scarce asset with negotiating leverage in any merger.

Incremental public company costs and capitalization of an independent Boise Paper

Finally, we wanted to offer a few brief thoughts on the incremental public company costs and capitalization of an independent Boise Paper. These are two issues that analysts have mentioned to us as key considerations of a business separation; this isn’t surprising as most sector analysts have little experience structuring and executing a spin-off or RMT transaction. We have invested in dozens of spin- and split-off transactions and the resulting stand-alone entities. This experience has enabled us to carefully consider these issues in developing our views.

With respect to incremental public company costs, our analysis of precedent transactions demonstrates that Boise Paper is amply large enough to support the incremental public company costs, even in the case of a spin-off without a RMT partner. Indeed, we currently follow a number of pending spin-off transactions being executed by companies much smaller than Boise. One useful example is United Online, Inc. (“United Online”), which is in the process of spinning off its FTD segment, a floral-

Exhibit B

related gift and service provider. When United Online announced the spin-off last year, the entire company had an enterprise value of roughly $700 million and total company sales of roughly $900 million. United Online recently addressed the incremental public company costs necessary to run FTD as a stand-alone public company. In July 2013, FTD refinanced its credit facility in preparation for the spin-off and cited incremental public company costs of less than $7 million per year, which is in-line with other precedent transactions. 10 While every case is unique, we should mention that United Online’s shares appreciated 24% the day following the announcement of the spin-off (August 2, 2012) and have now appreciated over 100% as of yesterday’s close in anticipation of the closing of the spin-off next month. Like Boise, United Online comprises a growth business—the FTD segment—and a business in secular decline that still generates meaningful cash flow but needs to be repositioned for growth.

Boise Paper’s potential capitalization is even easier to address because Boise is currently capitalized below its stated leverage target, even accounting for required DeRidder capital expenditures over the next year. As such, two well-capitalized public companies can clearly be created from the holding company structure. Furthermore, we note that Boise has nearly $500 million of available liquidity under its revolver, further evidence that additional debt capacity exists which can be supported by Boise’s strong cash flows and substantial collateral base. We have created and stress-tested financial models that demonstrate Boise Paper can comfortably service a substantial additional amount of debt, if necessary.

Lastly, we would like to call your attention to the debt commitment KPS received to partially finance the creation of Expera. Article VI, Section 6.5 (Financing) of the publicly filed Asset Purchase Agreement between KPS’ purchasing entities and Wausau Paper Corp. (“Wausau Paper”) discloses that Goldman Sachs and GE Capital have committed $260 million in senior secured debt financing to fund KPS’ transactions with Wausau Paper and Packaging Dynamics Corporation. 11 The resulting entity, Expera, will be a much smaller firm than Boise Paper.

Conclusion

Since our prior letter, our conviction that immediately pursuing a business separation or sale will confer enormous benefit on Boise and maximize shareholder value has only grown. This increased confidence contributed to our decision to purchase more shares recently. Investors and analysts we speak to are excited about the prospect of unlocking value through a business separation.

We stress again that time is of the essence. We appreciate the recent disclosure during the second quarter earnings conference call that Boise has been “explor[ing] strategic transactions.” However, while Boise has “explored” its options, the following developments have already come to pass:

•	Substantial private equity-led consolidation in the Paper industry has already occurred in the first six months of 2013, despite the small universe of interested buyers. If a business separation had

10 See press release filed with United Online 8-K on July 17, 2013.

11 See Asset Purchase Agreement filed with Wausau Paper 8-K on May 20, 2013.

Exhibit B

occurred last year, Boise Paper could have more easily explored participating in this consolidation, as a buyer or seller.

•	Consolidation has also occurred in the containerboard sector, including the sale of Longview Fibre Paper and Packaging, Inc. this year and the sale of Orange County Container Group late last year. This demonstrates that a stand-alone Boise Packaging also could have garnered takeover interest.
•	Paper pricing and volumes have continued to deteriorate, in part contributing to Boise’s recent weak second quarter earnings and share price decline. For instance, RISI data indicate roughly 5% uncoated freesheet price erosion in the first six months of 2013.
•	The 10-year Treasury yield has spiked to close to 3% after spending much of 2012 well below 2%.

These developments should add a keen since of urgency to Boise’s deliberations and lead Boise’s management and board to critically analyze whether exploring but not executing strategic transactions has served shareholders.

Has excessive deliberation and delay in solving Boise’s fundamental problem of a suboptimal holding company structure created shareholder value? The travails of Wausau Paper may provide a likely answer. Despite intense pressure from shareholders and the analyst community, for years management and the board maintained the status quo—a growing tissue business tied to a secularly-challenged paper business. Finally, market forces made it impossible to ignore a business separation any longer. However, by this time, Wausau Paper’s paper assets had lost significant value, leaving shareholders much worse off, even after achieving the desired outcome.

In closing, we want to stress that we are optimistic about Boise’s future and have high hopes for our meetings with Alexander and Sam. Yet in the interest of having the most productive meetings possible, we wanted to make our recent thoughts and observations available to the Boise management and board. We remain committed to closely monitoring our investment in Boise and taking all necessary measures to ensure that the potential of our investment is protected.

Very truly yours,

/s/ Joshua G. Wool

Joshua G. Wool

cc: Carl A. Albert
Jonathan W. Berger
Jack Goldman
Heinrich R. Lenz
Jason G. Weiss